STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Duane Crofts
   	     C/O Ultradata Systems, Inc.
	        9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	December, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
        	X  Officer: (Vice President)	        Other

Table I - Non-Derrivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities          Amount of    Ownership   Nature of
of       action  action  Acquired (A)        Securities   Form:       Indirect
Security Date    Code    Disposed of(D)      Beneficially Direct(D)   Benefic-
                                             Owned at     Indirect(I) ial
                       	 Amount Code Price   End of Month             Owners-
                                                                      ship

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)         	  (2)         (3)         (4)       (5)            (6)
Title of     	 Conversion    Trans-    Trans-    Number of    Date Exer-
Derivative   	 or Exercise   action    action   	Derivative   cisable and
Security     	 Price of      Date      Code      Securities   Expiration
              	Derivative                       	Acquired (A) Date
             		Security                         	Disposed (D)



Incentive                                                      Immediate
Stock Option     $3.00     12/01/98     A        4,000 (A)      11/30/03

Table II Cont'd:

     (7)              (8)          (9)            (10)          (11)
Title and Amount    Price of     Number of   Ownership     Nature of
of Underlying       Derivative   Derivative  Form of       Indirect
Security            Security     Securities  Derivative    Beneficial
                                             Beneficailly  Security Ownership
                                             Owned at End  Direct (D)
                                             of Month      or Indirect (I)


Common Stock        N/A         22,000           (D)              N/A




Signed: Duane Crofts
        Vice President - Advanced Products
        January 21, 1999